ISTA Pharmaceuticals, Inc.

15295 Alton Parkway

Irvine, California 92618

November 3, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sasha S. Parikh

Re:	ISTA Pharmaceuticals, Inc.

File No. 0-31255

Responses to SEC Staff comments made by teleconference on October 19, 2006

Ladies and Gentlemen:

ISTA Pharmaceuticals, Inc. (“ISTA” or the “Company”) makes the following responses to the SEC Staff comments made by teleconference on October 19, 2006 to the Company’s responses on September 8, 2006 to SEC Staff comments made by letter dated August 11, 2006 (the “SEC Comment Letter”) to the Company’s Form 10-K for Fiscal Year Ended December 31, 2005. Each of the Company’s responses is preceded by a reproduction of the corresponding Staff comment provided in the teleconference.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis

Research and development expenses, page 28

1.	In future filings, disclose the fact that the amount or ranges of estimable cost and timing to complete the phases in process and each future phase is not estimable.

Response 1: ISTA hereby confirms that it will include in future filings the fact that the amount or ranges of estimable cost and timing to complete the phases in process and each future phase is not estimable.

Contractual Obligations, page 31

2.	Quantify aggregate milestone payments that could be paid under collaboration agreements in a footnote to the contractual obligations table.

Response 2: ISTA hereby confirms that it will quantify aggregate milestone payments that could be paid under collaboration agreements in a footnote to the contractual obligations table.

Revenue Recognition, page 32

3.	Please confirm that the full response set forth in the Company’s response letter in response to comment 4 of the SEC Comment Letter will be included in future filings as appropriate.

Response 3: ISTA hereby confirms that the full response set forth in the Company’s response letter in response to comment 4 of the SEC Comment Letter will be included in future filings as appropriate.

If you have any questions regarding the responses set forth herein or require additional information, please contact our legal counsel, Robert Funsten, at (949) 725-4204, or me, at (949) 788-6000.

Sincerely,

/s/ Lauren Silvernail
Lauren Silvernail
Chief Financial Officer, Chief Accounting
Officer and Vice President, Corporate Development